

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 29, 2009

Tianfu Li
Chief Executive Officer
NIVS IntelliMedia Technology Group, Inc.
NIVS Industry Park
Shuikou, Huizhou, Guangdong
People's Republic of China 516006

      **RE: NIVS IntelliMedia Technology Group, Inc.
              Amendment No. 5 to Form S-1
              Filed January 9, 2009
              File No. 333-153005**

Dear Mr. Li:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation and Analysis, page 55

1. We note that you awarded bonuses to your named executive officers in 2008. Please revise your disclosure to discuss how the bonus amounts paid were determined.

Policy of Approval of Related Party Transactions, page 59

2. We note your response to prior comments four and five in our letter dated January 5, 2009, and that you made 47 loans totaling $3,221,915 subsequent to the closing of the Share Exchange, despite your stated intent that no further loans to related parties were to be made after that event. Please advise us whether the continuation of the loans subsequent to the Share Exchange required a waiver of your Code of Ethics, and, if so, whether such a waiver required the filing of a Form 8-K, pursuant to Item 5.05.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph O. Cascarano, Staff Accountant, at (202) 551- 3376, or Robert Littlepage, Accounting Branch Chief, at (202) 551-3810, if you have any questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Ahn Q. Tran, Esq.
        Via facsimile (310) 552-5007